U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL

BUSINESS ISSUERS

UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number ______

                       PRESTINE II, INC.

   (Exact Name of Small Business Issuer in its Charter)

                        Nevada

                                      20-8347192

(State of Incorporation)                                                  (IRS Employer ID No.)

                     1 Yonge Street, Suite 1801

 Toronto, Ontario M5E 1W7

(Address of Registrant's Principal Executive Offices)

(416) 214-7599

  ( Issuer's telephone number)

        Securities to be Registered Under Section 12(b) of the Act: None

          Securities to be Registered Under Section 12(g) of the Act:

        Common Stock      $0.001 Par Value

     (Title of Class)

Copies to:

Attn: Preston J. Shea

Attorney at Law

1 Yonge Street, Suite 1801

Toronto, ON  M5E 1W7

______________________________

PRESTINE II, INC.

Part 1

ITEM 1.

 DESCRIPTION OF BUSINESS

a) Business Development.

Prestine II, Inc. was incorporated in the State of Nevada on January 30, 2007. The Company was formed to pursue a business combination with target business opportunity yet to be identified and to provide a method for a domestic or foreign private company to become a reporting company whose securities would be qualified for trading in the United States secondary market.   As of this date the company has made no efforts to identify a possible business combination and has not conducted negotiations or entered into a letter of intent with or concerning any target business opportunity and there can be no assurances that we will be successful in locating or negotiating with any target business opportunity. We have been in the developmental stage since inception and have no other operations to date other than issuing shares to our original shareholders.

Prestine II, Inc. has not been involved in any bankruptcy, receivership, or similar proceeding. The Company has not undergone any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

b) Business of the Issuer

Prestine II, Inc.. is a "blank check" company within the meaning of Section 3 (a)(51) of the Exchange Act of 1934, as amended, (the “Exchange Act”).   U.S. Securities and Exchange Commission ( “SEC”) defines such a company as "any development stage company that is issuing a penny stock, and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies."  The Company also qualifies as a “shell company,” further to SEC Rule 12b-2 of the Securities Act of 1933, as amended (the “Securities Act”), because it has no or nominal assets (other than cash) and no or nominal operations.

Management does not intend to undertake any efforts to cause a market to develop in our securities, either debt or equity, until we have successfully combined with a business opportunity. The company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do further to the Securities and Exchange Act of 1934. The Company believes that being a reporting company under the Exchange Act of 1934, as amended, could provide a prospective acquisition or merger candidate with additional information concerning the Company that might make the Company more attractive to a business opportunity as a potential business combination.   When the Registration Statement becomes effective the Company will comply with the periodic reporting requirements of the Exchange Act for so long as the Company is subject to those requirements.

The Company was organized as a vehicle to investigate and combine with where appropriate a target business opportunity seeking the perceived advantages of being a publicly held corporation.  The Company’s principal business objective for the next 12 months will be to achieve a combination with a business opportunity.  The Company will not restrict its potential candidate target business opportunity to any specific business, industry or geographical location and, thus, may acquire any type of business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development. However, there can be no assurance that the Company will have the ability to combine with an operating business, business opportunity, or property that will be of material benefit to the Company.  The analysis of new business opportunities will be undertaken by or under the supervision of the officers and directors of the Registrant who are not professional business analysts and in all likelihood will not be experienced in matters relating to the target business opportunity.

The Registrant has unrestricted flexibility in seeking, analyzing and participating in potential business opportunities. In its efforts to analyze potential acquisition targets, the Registrant will consider among other factors the following kinds of factors:

(a)  Potential for growth, indicated by new technology, anticipated market expansion or new products;

(b) Competitive position as compared to other firms of similar size and experience within the industry segment as well as within the industry as a whole;

(c)  Strength and diversity of management, either in place or scheduled for recruitment;

(d)  Capital requirements and anticipated availability of required funds, to be provided by the Registrant or from operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources;

(e)  The cost of participation by the Registrant as compared to the perceived tangible and intangible values and potentials;

(f)  The extent to which the business opportunity can be advanced;

(g)  The accessibility of required management expertise, personnel, raw materials, services,

                  professional assistance and other required items; and

(h)  Other relevant factors.

In applying the foregoing criteria, no one of which will be controlling, management will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.  Due to the Registrant's limited capital available for investigation, the Registrant may not discover or adequately evaluate adverse facts about the opportunity to be acquired. The manner in which the Registrant participates in a target business opportunity will depend upon the nature of the target business opportunity, the respective needs and desires of the Registrant and the promoters of the target business opportunity, and the relative negotiating strength of the Registrant and such promoters.

Form of Business Combination

It is likely that the Registrant will acquire its participation in a business opportunity through the issuance of common stock or other securities of the Registrant. In most instances the target business opportunity will wish to structure the business combination, acquisition or merger within the definition of a tax-free reorganization further to Section 351 or 368 of the Internal Revenue Code of 1986, as amended.  Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), depends upon whether the owners of the acquired business own 80% or more of the voting stock of the surviving entity. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Code, all prior stockholders would in such circumstances retain 20% or less of the total issued and outstanding shares. Under other circumstances, depending upon the relative negotiating strength of the parties, prior stockholders may retain substantially less than 20% of the total issued and outstanding shares of the surviving entity. This could result in substantial additional dilution to the equity of those who were stockholders of the Registrant prior to such reorganization.   The present stockholders of the Registrant will likely not have control of a majority of the voting shares of the Registrant following a reorganization transaction. As part of such a transaction, all or a majority of the Registrant's directors may resign and new directors may be appointed without any vote by stockholders.

In the case of a business combination, the transaction may be accomplished upon the sole determination of management without any vote or approval by stockholders. In the case of a statutory merger or consolidation directly involving the Company, it will likely be necessary to call a stockholders' meeting and obtain the approval of the holders of a majority of the outstanding shares. The necessity to obtain such stockholder approval may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting stockholders. Most likely, management will seek to structure any such transaction so as not to require stockholder approval.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to the Registrant of the related costs incurred.

We presently have no employees apart from our current management. Our officers and sole director are engaged in outside business activities and we anticipate that will devote very limited time to our business until the acquisition of a successful business opportunity has been identified. We expect no significant changes in the number of our employees other than such changes, if any, as are incident to a business combination.

(c) Reports to Security Holders.

(1) The Company is not required to deliver an annual report to security holders and at this time does not anticipate the distribution of such a report.

(2) The Company will file reports with the SEC. The Company will be a reporting company and will comply with the requirements of the Exchange Act.

3) The public may read and copy any materials the Company files with the SEC at the SEC's Public  Reference Room at 450 Fifth Street, N.W., Washington, D.C.

     20549. The public may obtain information on the operation of the Public

     Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that  contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at  http://www.sec.gov.

ITEM 2.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The Company was organized as a vehicle to investigate and, if such investigation warrants, combine with a target business opportunity seeking the perceived advantages of being a publicly held corporation. During the next 12 months we anticipate incurring costs related to filing of Exchange Act reports and costs related to consummating a business combination.. The Company does not currently engage in any business activities that provide cash flow. The costs of investigating and analyzing business combinations for the next 12 months will be paid with money in our treasury and additional amounts, as necessary, will be loaned to or invested in the Company by our stockholders, management or other investors.

The Company may consider a business opportunity which has recently commenced operations, or is a developing company in need of additional funds for expansion into new products or markets, or is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a business combination, acquisition or merger  may be concluded with a company that does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense, and loss of voting control which may occur in a public offering.

Our officers and sole director have not had any preliminary contact or discussions with any representative of any other entity regarding a business combination with the Company. Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk, and, although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks.

The Company anticipates that the selection of a business combination will be complex and extremely risky. Because of general economic conditions, rapidly changing technologies occurring in some industries and shortages of available capital, our management believes that there are numerous firms seeking even the limited additional capital that we will have and/or the perceived benefits of becoming a publicly traded corporation. Such perceived benefits of becoming a publicly traded corporation include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, providing liquidity for the principals of and investors in a business, creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock. Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

RISK FACTORS

AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE IN NATURE AND INVOLVES AN EXTREMELY HIGH DEGREE OF RISK.

1.

 Our business is difficult to evaluate because we have no operating history.

We have had no operating history nor any revenues or earnings from operations. We have no significant assets or financial resources.  It is highly likely that we will sustain expenses associated with maintaining a shell operation while endeavoring to identify a target business opportunity.  Although our target business evaluation will seek to combine with a business opportunity that generates revenue, profits, and immediate cash flow, there can be no assurance that if and when we have identified and consummated a business combination with a target business opportunity that we will be able to generate revenue, profits or cash flow.

2.

The Company has no existing agreement for a business combination or other transaction.

We have no arrangement, agreement or understanding with respect to engaging in a combination, acquisition or merger of a private or public business opportunity. No assurances can be given that we will successfully identify and evaluate suitable business opportunities or that we will conclude any sort of business combination. Management has not identified any particular industry or specific business within any industry for evaluation. We cannot guarantee that we will be able to negotiate a business combination on favorable terms, and there is consequently a risk that future funds allocated to the purchase of our shares will not be invested in a company with active business operations.

3.

Future success is highly dependent on the ability of management to locate and attract a suitable acquisition.

The nature of our operations is highly speculative and there is a consequent risk of loss of your investment. The success of our plan of operation will depend to a great extent on the operations, financial condition and management of an identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, we cannot assure you that we will be successful in locating candidates meeting that criteria. In the event we complete a business combination, the success of our operations may be dependent upon management of the successor business or joint venture partner and numerous other factors beyond our control.

4.

Management  intends to devote only a limited amount of time to seeking a target company which may adversely impact our ability to identify a suitable acquisition candidate.

While seeking a business combination, management anticipates devoting no more than a few hours per week to the Company's affairs in total. Our officers and director have not entered into any written employment agreements with the Company and are not expected to do so in the foreseeable future. This limited commitment may adversely impact our ability to identify and consummate a successful business combination.

5.

Limited Financing and Dilution of Shareholder Position

Our management anticipates that it will likely be able to effect only one business combination, due primarily to our limited financing, and the dilution of interest for present and prospective stockholders, which is likely to occur as a result of our management's plan to offer a controlling interest to a target business in order to achieve a tax-free reorganization. This lack of diversification should be considered a substantial risk in investing in us, because it will not permit us to offset potential losses from one venture against gains from another

6.

There may be conflicts of interest between our management and our non-management stockholders.

Conflicts of interest create the risk that management may have an incentive to act adversely to the interests of other investors. A conflict of interest may arise between our management's personal pecuniary interest and its fiduciary duty to our stockholders. Further, our management's own pecuniary interest may at some point compromise its fiduciary duty to our stockholders. In addition, our officers and sole director are currently involved with other blank check companies and conflicts in the pursuit of business combinations with such other blank check companies with which they are involved, or may be in the future may arise. If  we and the other blank check companies with which our  officers and sole director are affiliated  desire to take advantage of the same business opportunity, then the officers and director that are affiliated with both companies would have to abstain from voting upon that business opportunity.

7.

The time and cost of preparing a private company to become a public reporting company may preclude us from entering into a merger or acquisition with the most attractive private companies.

Target companies that fail to comply with SEC reporting requirements may delay or preclude a business combination, acquisition, or merger with a business opportunity. Sections 13 and 15(d) of the Exchange Act require reporting companies to provide certain information about significant acquisitions, including certified financial statements of the company acquired, possibly covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare those statements may significantly delay or essentially preclude a business combination, acquisition  merger. Consequently, otherwise suitable acquisition prospects that do not have or are unable to obtain the required audited statements may be inappropriate for acquisition as long as the reporting requirements of the Exchange Act remain applicable.

 8.

There is competition for those private companies suitable for a merger transaction of the type contemplated by management.

The Company is in a highly competitive market for a small number of business opportunities which could reduce the likelihood of consummating a successful business combination. We are and will continue to be an insignificant participant in the business of seeking business combinations, acquisitions, mergers,  joint ventures or acquisitions of small private and public entities. A large number of established and well-financed entities, including small public companies and venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for us. Nearly all these entities have significantly greater financial resources, technical expertise and managerial capabilities than we do; consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. These competitive factors may reduce the likelihood of our identifying and consummating a successful business combination.

9.

The Company may be subject to further government regulation which would adversely affect our operations.

Although we will be subject to the reporting requirements under the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940, as amended (the “Investment Company Act”), since we will not be engaged in the business of investing or trading in securities. If we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act. If so, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the SEC as to our status under the Investment Company Act and, consequently, violation of the Investment Company Act could subject us to material adverse consequences.

10.

Any potential acquisition or merger with a foreign company may subject us to additional risks.

If we enter into a business combination, acquisition or merger  with a foreign concern, we will be subject to risks inherent in business operations outside of the United States. These risks include, for example, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders and cultural and language differences. Foreign economies may differ favorably or unfavorably from the United States economy in growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency and balance of payments positions, and in other respects.

11.

There is currently no trading market for our common stock.

Outstanding shares of our common stock cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations. These restrictions will limit the ability of our stockholders to liquidate their investment.

12.

The Company may be subject to certain tax consequences in our business, which may increase our cost of doing business.

We may not be able to structure our acquisition to result in tax-free treatment for the companies or their stockholders, which could deter third parties from entering into certain business combinations with us or result in being taxed on consideration received in a transaction. Currently, a transaction may be structured so as to result in tax-free treatment to both companies, as prescribed by various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to both us and the target entity. We cannot guarantee however that the business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on both parties to the transaction.

14.

The Company intends to issue more shares in a merger or acquisition, which will result in substantial dilution.

Our Certificate of Incorporation authorizes the issuance of a maximum of 100,000,000 shares of common stock and no preferred stock. Any merger or acquisition with a business opportunity effected by us may result in the issuance of additional securities without stockholder approval and may result in substantial dilution in the percentage of our common stock held by our then existing stockholders. Moreover, the common stock issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm’s-length basis by our management, resulting in an additional reduction in the percentage of common stock held by our then existing stockholders. Our Board of Directors has the power to issue any or all of such authorized but un-issued shares without stockholder approval. To the extent that additional shares of common stock or preferred stock are issued in connection with a business combination or otherwise, dilution of the interests of our stockholders will occur and the rights of the holders of common stock may be materially and adversely affected.

15.

The Company has conducted no market research or identification of business opportunities, which may affect our ability to identify a business to merge with or acquire.

The Company has neither conducted nor have others made available to us results of market research concerning prospective business opportunities. Therefore, we have no assurances that market demand exists for a merger or acquisition of a business opportunity as contemplated by us. Our management has not identified any specific business combination or other transactions for formal evaluation by us, such that it may be expected that any such target business opportunity or transaction will present such a level of risk that conventional private or public offerings of securities or conventional bank financing will not be available. There is no assurance that we will be able to combine with, acquire, or merger with a business opportunity on terms favorable to us. Decisions as to which business opportunity to participate in will be made unilaterally by our management who may act without the consent, vote or approval of our stockholders.

16.

Because we may seek to complete a business combination through a “reverse merger”, following such a transaction we may not be able to attract the attention of major brokerage firms.

Additional risks may exist since we will assist a privately held business to become public through a “reverse merger.” Securities analysts of major brokerage firms may not provide coverage of our Company since there is no incentive for brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of our post-merger company in the future.

17.

We cannot assure you that following a business combination with an operating business, our common stock will be listed on NASDAQ or any other securities exchange.

Following a business combination, we may seek the listing of our common stock on NASDAQ or the American Stock Exchange. However, we cannot assure you that following such a transaction, we will be able to meet the initial listing standards of either of those or any other stock exchange, or that we will be able to maintain a listing of our common stock on either of those or any other stock exchange. After completing a business combination, until our common stock is listed on the NASDAQ or another stock exchange, we expect that our common stock would be eligible to trade on the OTC Bulletin Board, another over-the-counter quotation system, or on the “pink sheets,” where our stockholders may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our common stock. In addition, we would be subject to an SEC rule that, if it failed to meet the criteria set forth in such rule, imposes various practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. Consequently, such rule may deter broker-dealers from recommending or selling our common stock, which may further affect its liquidity. This would also make it more difficult for us to raise additional capital following a business combination.

18.

There is no public market for our common stock, nor have we ever paid dividends on our common stock.

There is no public trading market for our common stock and none is expected to develop in the foreseeable future unless and until the Company completes a business combination with an operating business and such business files a registration statement under the Securities Act. Additionally, we have never paid dividends on our common stock and do not presently intend to pay any dividends in the foreseeable future. We anticipate that any funds available for payment of dividends will be re-invested into the Company to further its business strategy.

19.

This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

These forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

ITEM 3.

DESCRIPTION OF PROPERTY

The Company has no properties and at this time has no agreements to acquire any properties. The Company uses the offices of management at no cost to the Company.  The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 4.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of September 30, 2007 the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock of the Company.

Name and Address	Amount and Nature of Beneficial Ownership	Percentage of Class

Christine Hewitt	200,000	1%

All Officers and Directors as a group ( (____individual(s))	0	0%

(1)	Ms. Christine Hewitt is President and sole Director of the Company.

11

ITEM 5.

A.

 DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our director and officers and additional information concerning them are as follows:

NAME	AGE	POSITION

Christine Hewitt	47	President, sole Director, Treasurer, Secretary

*The term of office of the sole director expires at our annual meeting of stockholders or until successor(s) is/are duly elected and qualified.

Christine Hewitt, President, sole Director, Secretary, Treasurer

Ms. Hewitt, founder and President & CEO of Z2A Corp. combines a broad perspective of entrepreneurial zest and corporate experience to design and deliver a wide range of customized services to an international client base.  She has held high profile positions in private sector as well as in government. Her wide range of expertise has been developed from corporations in a wide range of industries that span aerospace, the banking sector, pharmaceutical, financial institutions and Securities.

Recently, she has broadened the corporate services capability of the Company to provide a networking link with Canadian and US markets as options for emerging growth companies.  Additionally, she has expanded the financial services capabilities of the Group with offerings to entrepreneurs to include merchant banking and investment development, leveraging her extensive network of contacts and establishing partnerships to focus on their areas of expertise in global markets.

Her unique balance of business acumen coupled with significant corporate experience allows her to play a leadership role in the administration of securities and business projects.  She draws on the strength of partnerships to service her client base. This includes extensive work with partners and suppliers in Russia, China, India, Australia, Canada and the United States.

B. Significant Employees.  None.

C. Family Relationships.  None.

D. Involvement in Certain Legal Proceedings. There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

E. The Board of Directors acts as the Audit Committee and the Board has no separate committees. The Company has no qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert. The Company intends to continue to search for a qualified individual for hire.

OTHER BLANK CHECK COMPANY / EXPERIENCE

As indicated below, members of management also serve as officers and directors of:

Name	Filing Date Registration Statement	Status	SEC File Number	Pending Business Combinations	Additional Information
None				None.

ITEM 6.

EXECUTIVE COMPENSATION

The Company’s officers and sole director have not received any cash remuneration since inception. Officers will not receive any remuneration upon completion of the offering nor until the consummation of a business combination, acquisition or merger acquisition of a business opportunity. No remuneration of any nature has been paid to any officer or director on account of services rendered by such in those capacities. The Company’s officers and sole director intend to devote no more than a few hours a week to the affairs of the Company.

It is possible that, after the Company successfully consummates a business combination, acquisition or merger with an unaffiliated entity, that entity may desire to employ or retain one or more members of our management for the purposes of providing services to the surviving entity. However, the Company has adopted a policy whereby the offer of any post-transaction employment to members of management will not be a consideration in our decision whether to undertake any proposed transaction.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be included in this table, or otherwise.

ITEM 7.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company utilizes the office space and equipment of its management at no cost. Management estimates such amounts to be immaterial.

The Company has not issued any promissory notes or other evidence of indebtedness.

13

Item 8.

Description of Securities.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 10-SB.

(b) Debt Securities. None

 (c) Other Securities To Be Registered. None.

PART II

ITEM 1.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(a) Market Information. The Company's Common Stock is not trading on any stock exchange. The Company is not aware of any market activity in its stock since its inception and through the date of this filing.

(b) Holders. As of September 30, 2007, there was 1 record holder of  200,000 shares of the Company's Common Stock.

(c) Dividends. The Registrant has not paid any cash dividends to date and does not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Registrant's business.

ITEM 2.

  LEGAL PROCEEDINGS.

Presently, there are not any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and the Registrant does not know nor is it aware of any legal proceedings threatened or contemplated against it.

ITEM 3.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There are not and have not been any disagreements between the Registrant and its accountants on any matter of accounting principles, practices or financial statement disclosure.

ITEM 4.

 RECENT SALES OF UNREGISTERED SECURITIES.

The Registrant issued 200,000 shares of Common Stock on September 30, 2007  for an aggregate purchase price of $200.00 The Registrant sold these shares of Common Stock under the exemption from registration provided by Section 4(2) of the Securities Act.

No securities have been issued for services rendered. Neither the Registrant nor any person acting on its behalf offered or sold the securities by means of any form of general solicitation or general advertising. No services were performed by any purchaser as consideration for the shares issued.

All purchasers represented in writing that they acquired the securities for their own accounts. A legend was placed on the stock certificates stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom, and may not be sold pursuant to the exemptions provided by Section 4(1) of the Securities Act or Rule 144 under the Securities Act, in accordance with the letter from Richard K. Wulff, Chief of the Office of Small Business Policy of the Securities and Exchange Commission’s Division of Corporation Finance, to Ken Worm of NASD Regulation, Inc., dated January 21, 2000.

ITEM 5.

 INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company’s Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent not prohibited by the Nevada General Corporation Law; provided, however, the Company may modify the extent of indemnification by individual contracts with its directors and officers; provided, further, that the Company shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law; (ii) the proceeding was authorized by the Board of Directors of the Company; (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Nevada General Corporation law; or (iv) such indemnification is required to be made under the Bylaws

PRESTINE II, INC.

A Development Stage Company

- TABLE OF CONTENTS -

Page

Report of Independent Registered Public Accounting Firm	F - 1

Financial Statements:

Balance Sheet as of September 30, 2007	F - 2

Statement of Operations from January 30, 2007 (inception)
to September 30, 2007	F - 3

Statement of Stockholders’ Deficiency from January 30, 2007 (inception)
to September 30, 2007	F - 4

Statement of Cash Flows from January 30, 2007 (inception)
to September 30, 2007	F - 5

Notes to Financial Statements	F - 6 - F - 8

MOORE & ASSOCIATES, CHARTERED

ACCOUNTANTS AND ADVISORS
PCAOB REGISTERED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Prestine I Inc.

We have audited the accompanying balance sheet of Prestine I Inc. as of September 30, 2007, and the related statements of operations, stockholders' equity and cash flows from inception January 30, 2007, through September 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prestine I Inc. as of September 30, 2007 and the results of its operations and its cash flows from inception January 30, 2007, through September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company is in the development stage and has no operations or revenues, this raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Moore & Associates Chartered
Las Vegas, Nevada
October 10, 2007

2675 S. Jones Blvd. Suite 109, Las Vegas, NV 89146 (702) 253-7499 Fax (702) 253-7501

PRESTINE II, INC.

 (A DEVELOPMENT STAGE ENTERPRISE)

BALANCE SHEET

AS AT SEPTEMBER 30, 2007

ASSETS

                       2007

CASH

$

500

$

500

LIABILITIES AND STOCKHOLDERS’ EQUITY

       DUE TO SHAREHOLDER

        $        300

SHARE CAPITAL

   Common stock

100,000,000 shares authorized

200,000 shares issued and outstanding

$

200

$

500

PRESTINE II, INC.

 (A DEVELOPMENT STAGE ENTERPRISE)

 STATEMENT OF EARNINGS AND RETAINED EARNINGS

FROM INCEPTION, JANUARY 30, 2007 TO SEPTEMBER 30, 2007

                                            2007

REVENUE

NIL

EXPENSES

NIL

NET INCOME

NIL

RETAINED EARNINGS, BEGINNING 0F PERIOD

NIL

RETAINED EARNINGS, END OF PERIOD

NIL

 PRESTINE II, INC.

(A DEVELOPMENT STAGE ENTERPRISE)

 STATEMENT OF CASH FLOWS

FROM INCEPTION, JANUARY 30, 2007 TO SEPTEMBER 30, 2007

                  2007

OPERATING ACTIVITIES

-

INVESTING ACTIVITIES

   Proceeds from sale of common stock

$        200

FINANCING ACTIVITIES

        300

   Shareholder investment

CASH PROVIDED

$        500

CASH, BEGINNING OF PERIOD

$          -

CASH, END OF PERIOD

$        500

 PRESTINE II, INC.

(A DEVELOPMENT STAGE ENTERPRISE)

 STATEMENT OF STOCKHOLDERS’ EQUITY

FROM JANUARY 30, 2007 TO SEPTEMBER 30, 2007

  Retained

  Common Stock

Earnings

Total

Shares         Amount

Balance January 30, 2007 (Date of Inception)

     -

              -

      -

                -

Shares issued for cash January 30, 2007

 200,000     $    200         -                 $    200

Net Income for the period

Ended September 30, 2007

                                          -                    -

Balance September 30, 2007

200,000     $

 200          $      -      $    200

.

PRESTINE II, INC.

(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO  FINANCIAL STATEMENTS

AS AT SEPTEMBER 30, 2007

NOTE 1. GENERAL ORGANIZATION AND BUSINESS

Prestine II, Inc. was incorporated under the laws of the state of Nevada on January 30, 2007.  The company is considered a development stage enterprise and is in the process of raising capital with the purpose of engaging in a merger or acquisition.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

Accounting policies and procedures are listed below. The company has adopted a December 31 fiscal year end.

Accounting Basis

The Company has not earned any revenue from limited principal operations. Accordingly, the Company’s activities have been accounted for as those of a “Development Stage Enterprise” as set forth in Financial Accounting Standards Board Statement No. 7 (“SFAS 7”).  Among the disclosures required by SFAS 7 are that the Company’s financial statements be identified as those of a development stage company, and that the statements of earnings, retained earnings and stockholders’ equity and cash flows disclose activity since the date of the Company’s inception.

We have prepared the financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP).

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less as cash equivalents. As of September 30, 2007 the company had no cash or cash equivalent balances in excess of the federally insured amounts. The Company’s policy is to invest excess funds in only well capitalized financial institutions.

Earnings per Share

The Company adopted the provisions of SFAS No. 128, "Earnings per Share." SFAS No. 128 requires the presentation of basic and diluted earnings per share ("EPS"). Basic EPS is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS includes the potential dilution that could occur if options or other contracts to issue common stock were exercised or converted.

The Company has not issued any options or warrants or similar securities since inception.

Stock Based Compensation

As permitted by Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure", which amended SFAS 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", the Company has elected to continue to follow the intrinsic value method in accounting for its stock-based employee compensation arrangements as defined by Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees”, and related Interpretations including "Financial Accounting Standards Board Interpretations No. 44, Accounting for Certain Transactions Involving Stock Compensation", and interpretation of APB No. 25. At January 30, 2007 and up to and including September 30, 2007, the Company has not formed a Stock Option Plan and has not issued any options.

Dividends

The Company has not yet adopted any policy regarding the payment of dividends. No dividends have been paid during January 30, 2007 to September 30, 2007.

Income Taxes

The provision for income taxes is the total of the current taxes payable and the net of the change in the deferred income taxes. Provision is made for the deferred income taxes where differences exist between the period in which transactions affect current taxable income and the period in which they enter into the determination of net income in the financial statements.  The company does not have any taxes payable or deferred income taxes since inception to September 30, 2007.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Goodwill

Goodwill is created when we acquire a business.  It is calculated by deducting the fair value of the net assets acquired from the consideration given and represents the value of factors that contribute to greater earning power, such as a good reputation, customer loyalty or intellectual capital.

We assess goodwill of individual subsidiaries for impairment in the fourth quarter of every year, and when circumstances indicate that goodwill might be impaired.

Research and Development

The Company accounts for research and development costs in accordance with the Financial Accounting Standards Board’s Statement of Financial Accounting Standards No. 2 (“SFAS 2”), “Accounting for Research and Development Costs”.  Under SFAS 2, all research and development costs must be charged to expense as incurred. Accordingly, internal research and development costs are expensed as incurred.  Third-party research and developments costs are expensed when the contracted work has been performed or as milestone results have been achieved.  Company-sponsored research and development costs related to both present and future products are expensed in the period incurred.

Revenue Recognition

Revenue for services provided is recognized over the period to which the service contract relates.

Comprehensive Income

Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (SFAS 130), establishes standards for reporting and display of comprehensive income, its components and accumulated balances.  Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners.  Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.  The Company has no items of comprehensive income to report.

NOTE 3.  RECENTLY ISSUED ACCOUNTING STANDARDS

Management does not believe that any recently issued but not yet adopted accounting standards will have a material effect on the Company's results of operations or on the reported amounts of its assets and liabilities upon adoption.

NOTE 4.  STOCKHOLDERS’ EQUITY

Common Stock:

On incorporation January 30, 2007 the Company issued 200,000 shares of its common stock for $200 and credited share capital for $200.  There have been no issuances of shares since inception.

NOTE 5.  PROVISION FOR INCOME TAXES

The Company provides for income taxes under Statement of Financial Accounting Standards NO. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.  The provision for income taxes is comprised of the net changes in deferred taxes less the valuation account plus the current taxes payable as shown in the chart below.

NOTE 6.  GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern.  The Company operations are in the development stage, and the Company has generated no income since inception.

PART III

ITEM1.	INDEX TO EXHIBITS.

Exhibit

Number	Description

3.1	Certificate of Incorporation.
3.2	By-Laws.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2007	Prestine II, Inc.

By: /s/______________________
Name: Christine Hewitt
Title: President/sole Director